Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-4) and related Prospectus of HF Sinclair Corporation for the offer to exchange up to $399,875,000 of 6.375% Senior Notes due 2027 and $498,879,000 of 5.000% Senior Notes due 2028, and to the incorporation by reference therein of our report dated February 21, 2024, except for Note 20, as to which the date is May 8, 2024, with respect to the consolidated financial statements of HF Sinclair Corporation, and our report dated February 21, 2024, with respect to the effectiveness of internal control over financial reporting of HF Sinclair Corporation, both included in Exhibit 99.1 to HF Sinclair Corporation’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 filed on May 8, 2024, with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Dallas, Texas

August 1, 2024